UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March 2016

Commission File Number: 1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒            Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No.33.3.0029520-8

Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. (“Oi” or the “Company”), in accordance with article 12 of CVM Instruction No. 358/02, informs the market that it received a letter from BTG Pactual Asset Management S.A. DTVM, as transcribed below:

Dear Sirs,

BTG Pactual Asset Management S.A. DTVM, a financial institution domiciled in the City and State of Rio de Janeiro, at Praia de Botafogo, 501, 5th floor (partial), Torre Corcovado, Botafogo, enrolled under corporate taxpayer No. 29.650.082/0001-00 (“BTG Pactual AM”), duly authorized to act as an investment fund manager by the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários, the “CVM”), in accordance with CVM Declaration No. 5968 and the provisions of Article 12 of CVM Instruction No. 358, comes to inform you through this letter that:

a)	the funds managed by BTG Pactual AM reduced their aggregate shareholding interests from 50,368,430 (fifty million three hundred sixty-eight thousand four hundred thirty) common shares (“OIBR3”), representing approximately 7.54% (seven and fifty-four hundredths percent) to an interest less than 5% of the total number of OIBR3 issued by Oi S.A. (the “Company”);

b)	highlighting that the reduction referred to above occurred due to the partial redemption and subsequent transfer of assets to the former quotaholder of Caravelas Equity Investment Fund, enrolled under corporate taxpayer No. 19.445.247/0001-40 (Fundo de Investimento em Ações Caravelas, the “Caravelas FIA”), which reduced interests from 50,219,535 (fifty million two hundred nineteen thousand five hundred thirty-five) OIBR3, representing 7.52% (seven and fifty-two hundredths percent), to 21,625,834 (twenty-one million six hundred twenty-five thousand eight hundred thirty-four) OIBR3, representing approximately 3.24% (three and twenty-four hundredths percent) of the total number of OIBR3 issued by the Company; and

c)	further highlighting that: (i) this reduction in shareholding interests did not occur in order to alter the ownership or management structure of the Company; (ii) this reduction in shareholding interests did not occur in order to reach a specific shareholding interest; and (iii) BTG Pactual AM states that it does not hold other securities or derivate financial instruments in connection with such shares, whether to be settled physically or financially, or any other agreement or instrument regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

Yours truly,

BTG PACTUAL ASSET MANAGEMENT S.A. DTVM

/s/Marcelo Bittencourt Guariento (Attorney) and

/s/Nandikesb Anilkumar Dixit (Attorney in fact)”

Rio de Janeiro, March 2, 2016

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2016

OI S.A.

By:	/s/ Flavio Nicolay Guimarães
Name: Flavio Nicolay Guimarães
Title: Chief Financial Officer and Investor Relations Officer